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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                   (Under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                (Amendment No. 1)

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                                 TEKTRONIX, INC.
                                (Name of Issuer)

                            TEKTRONIX, INC. (ISSUER)
                             (Name of Filing Person
            (identifying status as offeror, issuer or other person))
                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    879131100
                      (CUSIP Number of Class of Securities)

                                 James F. Dalton
                       Vice President and General Counsel
                                 Tektronix, Inc.
                             14200 SW Karl Braun Dr.
                                  P.O. Box 500
                               Beaverton, OR 97077
                                 (503) 627-7111
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                         on Behalf of the Filing Person)

                                    Copy to:

                               Margaret Hill Noto
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2600
                             Portland, OR 97204-1268
                                 (503) 224-3380

                            CALCULATION OF FILING FEE

Transaction                                                Amount of
Valuation: $350,000,000*                                   Filing Fee: $70,000**

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*    Assumes purchase of 7,954,545 shares at $44 per share.
**   Previously paid.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $70,000                  Filing Party: Tektronix, Inc.
Form or Registration No.: Schedule TO,             Date Filed: January 26, 2000
                          Registration No. 005-10548

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] Third-party tender offer subject to Rule 14d-1.
     [X] Issuer tender offer subject to Rule 13e-4.
     [ ] Going-private transaction subject to Rule 13e-3.
     [ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") dated January 26, 2000 filed by Tektronix, Inc., an Oregon corporation (the "Company"), relating to the offer by the Company to purchase up to 7,954,545 shares (or such lesser number of shares as are properly tendered) of its Common Stock, without par value (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of August 16, 1990 between the Company and ChaseMellon Shareholder Services, L.L.C., as the Rights Agent), at prices not in excess of $44 nor less than $39 per share, net to the seller in cash, without interest thereon, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B) hereto, respectively. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Offer to Purchase.

     All information in the Offer to Purchase filed as Exhibit (a)(1)(A) is incorporated by reference in answer to all of the items in the Schedule TO except those items as to which information is specifically provided herein.

Item 4. Terms of the Transaction.

     Relational Investors, LLC and other entities controlled by Ralph V. Whitworth, recently informed the Company that, in light of the current market price of the Company's common stock and other considerations, they have reconsidered their intention to tender Shares pursuant to the Offer and will not decide whether to tender all, a portion, or any of the 4,678,000 Shares held by them pursuant to the Offer until shortly before the expiration of the Offer.

     On February 18, 2000, the Company issued a press release announcing the matters described above, a copy of which is filed as Exhibit (a)(1)(J) hereto.

Item 12. Exhibits.

Exhibit
Number            Description
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(a)(1)(J)         Press Release dated February 18, 2000

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2000               TEKTRONIX, INC.


                                       By COLIN SLADE
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                                          Colin Slade
                                          Vice President and Chief Financial
                                          Officer

                                  EXHIBIT INDEX

Exhibit
Number            Description
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(a)(1)(J)         Press Release dated February 18, 2000